UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alexander Investment Services Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

909 Lily Creek Rd, Suite 101
(No. and Street)

Louisville	KY	40243
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry M. Edwards	(502) 736-1335	LEdwards@aisweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert
(Name – if individual, state last, first, and middle name)

101 South Fifth St, Suite 2100	Louisville	KY	40202
(Address)	(City)	(State)	(Zip Code)

	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Andrew Hanlein _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alexander Investment Services Company _____, as of June 30 _____, 2 2025 _, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Alexander Investment Services, Co.
Louisville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alexander Investment Services, Co.'s management. Our responsibility is to express an opinion on Alexander Investment Services, Co.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Alexander Investment Services, Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services, Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009 (such date takes into account the acquisition of MCM CPA's & Advisors LLP by Cherry Bekaert LLP effective October 31, 2023).

Cherry Bekaert LLP

Louisville, Kentucky
September 29, 2025

cbh.com

Alexander Investment Services, Co.
Notes to Financial Statements
Year Ended June 30, 2025

NotNote A- Nature of Organization

Alexander Investment Services, Co. (the "Company") is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The company is registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA").

Note B- Significant Accounting Policies

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature.

2. Cash and Cash Equivalents: For purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

4. Accounts Receivable: Management has determined that no provision for expected credit losses are necessary as of June 30, 2025.

5. Revenue Recognition: The Company generates two types of commission revenues: sales-based commissions and trailing commissions. Sales-based commission revenues occur when customers trade securities or purchase various types of investment products. Sales-based commissions are recorded on the trade date (the date that the Company fills the trade order for the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail-eligible assets. The Company earns trailing commissions revenue primarily on mutual funds and variable annuities held by customers. The Company believes that trailing commission's revenue is recognized when the Company is contractually eligible to receive such, which is generally when the performance obligation is satisfied and all factors relating to pricing are known.

6. Investment Advisory Fee: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are generally recognized as revenue at that time as they relate specifically to the services provided in that period.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. <u>Income Taxes:</u> The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on the material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state or local income tax examinations for taxable years prior to June 30, 2022.

9. <u>Use of Estimates:</u> The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

10. <u>Subsequent Events:</u> Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

Note C- Property and Office Equipment

Property and office equipment at June 30, 2025 is summarized as follows:

	2025
Furniture	$42,687
Office Equipment	190,291
	232,978
Less Accumulated Depreciation	223,561
	$9,417

Alexander Investment Services, Co.
Notes to Financial Statements
Year Ended June 30, 2025

Note D- Retirement Plan

The Company offers a profit-sharing plan for all eligible employees. The Company's expense of funding this plan was approximately $64,911 for the year ended June 30, 2025.

The profit-sharing plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

Note E- Income Taxes

Income taxes attributable to net income before income taxes for the year ended June 30, 2025 consist of:

	2025
Current Expense	
Federal	$0
State and other	4,422
	4,422
Deferred Expense	
Federal	(1,976)
State and Local	0
	(1,976)
Total Income Tax Expense	$2,446

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2025.

The Tax Cuts and Jobs Act were signed into law on December 22, 2017 and had no material impact on the Company's financial statements. Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 21% to earnings for the year ended June 30, 2025 before income taxes as a result of the following:

	2025
Tax Expense at expected statutory federal rate	($2,818)
Nondeductible expenses	842
State Taxes and other	4,422
	$2,446

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consist of the following as of June 30, 2025.

	2025
Deferred Tax Liabilities	
Adjustment to Cash basis on income tax return	($11,444)
Depreciation	(2,045)
Net Deferred Tax Liability	($13,489)

Alexander Investment Services, Co.
Notes to Financial Statements
Year Ended June 30, 2025

Note F- Lease Commitments

The Company determines if an arrangement is a lease at inception. The Company has two operating leases which are both considered short-term leases under the practical expedient of ASU 2016-02. As such, lease expense is recognized over the lease term.

The Company has entered into a lease agreement effective July 1, 2024 with Roy's Boys, LLC, a related party sharing some common ownership. The lease was for one year and ended on June 30, 2025, with monthly rent of $4,500. The Company has renewed the lease for one year ending June 30, 2026 with monthly rent of $4,500. The Company also leases office space in Harlan, Kentucky under a month to month lease. Rent expense was $62,520 for the year ended June 30, 2025.

Future minimum lease payments under the operating lease at June 30 are as follows:

2026	$54,000

Note G- Risks and Concentrations

Approximately 91% of the Company's total commissions is generated from two securities providers. Should the Company or the securities providers seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance, at times, may exceed federally insured limits.

The Company may invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

Note H- Net Capital Rule

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2025, the Company had net capital of $64,925. The Company's ratio of aggregate indebtedness to net capital for this same time period was .9801.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2025.

Note I- FOCUS Report Reconciliation

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2025.

Note J- Subsequent Events/Uncertainties

The Company has been named as a party in a legal proceeding among the shareholders of the Company. The litigation focuses primarily on corporate governance issues. The litigation includes the potential redemption (and possible re-issuance) of a minority portion of outstanding shares of the Company's stock; however, the timing and the redemption/re-issuance price of the shares are yet to be settled as of September XX, 2025 which is the date the financial statements were available to be issued.

Note K- Segment Information

As of July 1, 2024, the Company adopted the Accounting Standards Updates ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosure* issued by the Financial Accounting Standards Board ("FASB"). The guidance primarily requires all public entities, including those with a single reportable segment to disclose additional information about a reportable segment's expenses and enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim period within fiscal years beginning after December 15, 2024, with early adoption permitted, and are to be applied on a retrospective basis.

The Company operates in a single line of business as a securities broker-dealer, which is comprised of securities brokerage and financial advisory services. Refer to primary financial statements for further information as the single operating segment is the entire entity of the Company. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note H), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as weather to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting polices used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.



Report of Independent Registered Public Accounting Firm

To the Board of Directors
Alexander Investment Services, Co.
Louisville, Kentucky

We have reviewed management's statements, included in the accompanying Exemption Report, in which: (1) Alexander Investment Services, Co. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision"), and (2) the Company stated that they met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Louisville, Kentucky
September 29, 2025

Alexander Investment Services



Growing Capital for Generations

909 LILY CREEK ROAD #101 • LOUISVILLE, KY 40243-2808 • (502) 459-4414 • FAX (502) 459-7535
HENDRICKSON BUILDING, SUITE 208, BOX 1728 • HARLAN, KY 40831 • (606) 573-1374 • FAX (606) 573-9432

<u>Alexander Investment Services Co. Exemption Report</u>

Alexander Investment Services Co.
909 Lily Creek Road #101
Louisville, Kentucky 40243-2808

SEC File No.: 8-12525
CRD No.:1037

Fiscal Year Ended June 30, 2025

Alexander Investment Services Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1.   The Company claimed an exemption from 17 C.F,R .§240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (1);

2.   The Company met the identified exemption provisions In 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, L. Andrew Hanlein, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:
    L. Andrew Hanlein
    President